OPTION TO PURCHASE AGREEMENT

THIS OPTION TO PURCHASE AGREEMENT is made effective this 13th Day of October, 2004.

CUMO MOLYBDENUM MINING INC.

A Nevada Corporation with an office at 608 Front Street, P.O. Box 408, Mina, Nevada 89442 (hereinafter referred to as "Optionor") does hereby OPTION AND GRANT unto

MOSQUITO CONSOLIDATED GOLD MINES LIMITED

A British Columbia Corporation with an office at 301-455 Granville St., Vancouver, B.c. V6C 1 Tl (hereafter referred to as "Optionee")

1. An Option to explore, mine and process minerals from the New CUMO Mining Claims described in the attached Exhibit "A" (hereinafter referred to as the "Property").

WHEREAS:

A. CUMO Molybdenum Mining, Inc. owns certain un-patented mining claims situated in Boise County, Idaho, more particularly described in Exhibit A attached hereto and by this reference made a part hereof and hereafter referred to as the "Property".

B. Optionor and Optionee desire to enter into an Agreement pursuant to which the Optionor shall grant to the Optionee an Option to Purchase the Property, on the terms and conditions as herein set forth.

NOW, THEREFORE, in consideration of their mutual agreements and obligations hereinafter set forth, the parties agree as follows:

1. Definitions. The following defined words wherever used in this agreement, shall have the meaning described below:

1.1 "Commercial Production" shall mean the extraction, processing or handling of Products removed from the Property.

1.2 " Effective Date" shall mean the date first above set forth.

1.3 "Option Year" shall mean One (1) year period following the Effective Date and each anniversary of the Effective Date.

1.4 " Optionor" shall mean CUMO Molybdenum Mining Inc. and their successors and assigns.

1.5 "Optionee" shall mean Mosquito Consolidated Gold Mines Ltd. and their successors and assigns.

1.6 "Products" shall mean copper, molybdenum, silver, gold or other ores, minerals or metals mined and processed from the Property.

1.7 “Royalty" shall mean the amount owed and payable to the Optionor from Commercial Production from the Property.

2.0 GRANT OF MINING PRIVILEGE, OPTION AND USE.

2.1 GENERAL: Optionor and Optionee enter into this Option Agreement(hereinafter referred to as the Agreement) for the purposes hereinafter mentioned, and they agree that all their rights and all of the operations on or in connection with he Property shall be subject to and governed by this Agreement.

2.2 GRANT OF MINING PRIVILEGE: Subject to the terms and conditions of this Agreement and to the extent permitted by applicable federal, state and local laws, regulations and ordinances, Optionor grants exclusively to Optionee the right to enter upon the Property for the purpose of exploring for, developing and processing Products from the Property. Optionee may perform such drilling, blasting, bulldozing, stockpiling and testing and other work on said mining Property as may be necessary to explore and develop the Property. Optionee has the privilege, at their election to construct buildings and to install and operate crushing and processing equipment in support of any operation.

2.3 REPRESENTATIONS: The Optionor represents, warrants and covenants to and with the Optionee that:

a. it is a company duly incorporated, validly subsisting, and in good standing under the laws of the State of Nevada;

b. it has full power and authority to enter into and carry out this Agreement and the signing, delivery and performance of this Agreement will not conflict with any other Agreement.

c. it is the registered and beneficial owner of the Property and has good title to the Property, free and clear of any liens and encumbrances and is not subject to any right, claim or interest of any other persons.

d. the Property is accurately described in Exhibit A and the Property is in good standing under Idaho and Federal law.

e. It has made all taxes, assessments, rentals, levies or other payments relating to the Property required to be made to any federal, state, or local governmental agency.

f. It has not received from any government agency any notice relating to any actual or alleged environmental claims, and so far as the Optionor is aware, there are no outstanding work orders or actions required to be taken relating to environmental matters respecting the Property.

g. So far as the Optionor is aware, there is no adverse claims or challenges against as to the ownership of or title to the Property, nor is there any basis for any adverse claim or challenge, and there are no outstanding agreements, to acquire, purchase or explore the Property, and no other person has any royalty or interest in production or profit from the Property or any portion of the Property, other than to Optionor, and

h. It will make available to the Optionee all information in its possession or control relating to exploration work done on or regarding the property.

3.0 RELATIONSHIP OF THE PARTIES.

3.1 NO PARTNERSHIP: This lease agreement shall not be to constitute any party, in its capacity as such, the partner, agent or legal representative of any party, or to create any partnership, mining partnership or other partnership relationship, or fiduciary relationship between them, for any purpose whatsoever.

4.0 TERM: Unless terminated earlier, as herein provided, the term of this Option shall be for so long as the Option Agreement is in effect and good standing.

5.0 PAYMENTS: In consideration of the granting of the privileges aforesaid, Optionee has agreed and herein agrees, during the continuance in effect of this Option, to pay to the Optionor the following sums of money and shares on or before the dates specified:

5.1 MINIMUM ADVANCED ROYALTY AND STOCK PAYMENTS:

a. On signing.	$10,000 USD

b. After 60 days,	$10,000 USD

c. After 6 months,	$5000 USD.

d. 1st Anniversary,	$20,000 USD.

e. 2nd Anniversary,	$20,000 USD.

f. 3rd Anniversary,	$15,000 USD

g. $15,000 USD every 6 months thereafter for so long as Option is in effect.

All of the above payments, except for the shares, are to be considered as Minimum Advanced Royalty Payments to be credited against any Royalty payments owed to Optionor in the future.

5.2 SHARE PAYMENTS

The Optionee shall issue 300,000 common shares of Mosquito Consolidated Gold Mines Limited to the Optionor as follows:

a.	After 60 days, 90,000 shares of Mosquito Consolidated Gold Mines Limited.

b.	After 9 months, 90,000 shares of Mosquito Consolidated Gold Mines Limited.

c.	After 18 months, 120,000 shares, of Mosquito Consolidated Gold Mines Limited.

This agreement and the issuance of shares are subject to the approval of the TSX-Venture Exchange.

5:3
NET SMELTER RETURN ROYALTY (NSR): The Optionee shall pay a Net Smelter Return Royalty (NSR) of 1.5% (one & one-half percent) to a maximum of $3,000,000.00 and thereafter a 0.5% (one-half percent) NSR payable for so long as the Option is in effect.

For the purpose of this agreement, a net smelter return royalty (NSR) shall mean the total gross sale proceeds received by or credited to the Optionee for Products less only:

a.	All actual costs incurred by the Optionee for transportation of the Products to a point of sale including insurance;

b.
All sampling, assaying, weighing, treatment or processing, milling, smelter or refining charges or penalties which are charged by the purchaser to the Optionee except those deducted by the purchaser directly from the proceeds of sale; and

c.	All taxes levied upon production or severance of the products, or upon which the sale the net smelter is computed.

Any payments received by the Optionor payable under paragraph 5.1 will be credited and deducted from any advance royalty payments due for so long as the Option is in effect.

5.4 METHOD OF PAYMENT OF ROYALTY: All Royalty payments made by Optionee to Optionor shall be due and payable every 60 days by wire transfer, cashiers check, money order or by cash to Optionor representative in person or by delivery to Optionor address for notice purposes. Optionee shall be obligated to deliver only a single check or payment, and Optionee shall have no responsibility for disbursement or distribution of any payment after receipt of payment by the payee. Optionee shall deliver to Optionor a statement showing the amount of production Royalty due and the manner in which it was determined and shall submit to Optionor data reasonably necessary to enable Optionor to verify the determination.

5.4 AUDIT: Optionor or its authorized agents shall have the right to audit and inspect Optionee accounting records used in calculating production royalty payments, which may be exercised as to each payment at any reasonable time during a period of one (1) year from the date on which payment was made by lessee. If no such audit is performed during such period, such accounts, records and payment shall be conclusively deemed to be true, accurate and correct.

6.0 COMPLIANCE WITH THE LAW: The exercise by Optionee of any of any rights, privileges, grants and uses under this Agreement shall conform at all times with the applicable laws and regulations of the state in which the Property is situated and those of the USA. Optionee shall be fully responsible for compliance with all applicable federal, state and local reclamation, statutes, regulations and ordinances relating to such work. Optionee shall indemnify and hold harmless Optionor from any claims, assessments, fines and actions arising from Optionee failure to perform the foregoing obligations. Optionor agrees to cooperate with Optionee in Optionee application for governmental licenses, permits and approvals, the cost of all of which shall be borne by Optionee.

7.0 MINING AND PROCESSING PRACTICES: The Optionee shall carry out all mining and processing operations in a good, workman and miner like manner according to the rules and customs of good and economic mining and processing and in compliance with all state, federal and local safety rules and regulations. Optionee will comply with all Local, State and Federal environmental laws and regulations during mining and reclamation activities on the Property and obtain all necessary permits pertaining to these activities.

7.1 KEEPING PROPERTY IN GOOD STANDING AND FREE FROM LIENS, ETC: The Optionee shall file Notice of Intent to Hold Claims with the Boise County Recorder by August 1 of any year and pay Annual Rental Fees (now $125 per year per claim) to the BLM by August 15 of any year. The Optionee shall promptly pay and discharge all liens, claims and demands of laborers and material men, who may be employed by Optionee on or about the mining premises in transporting and handling rock products from the said mining premises and in connection with mining and processing operations by them conducted thereon, to the end and purpose that said premises shall be kept free and clear of claims and demands of laborer, material men and others who may be employed thereon, or furnish material or fuel thereon. Optionee further agree that the Optionor may, at their option, post or cause to be posted upon the premises one or more notice of non-responsibility in the manner and form prescribed by law, to the end that such notices of non-responsibility, with proof of posting, may be recorded by Optionor.

7.2 INSURANCE: Optionee shall keep in full force and effect, at his sole cost and expense, Workman's Compensation Insurance for protection of all employees, workmen, sub-contractors and other laborers engaged by him in, on or about the mining premises and/or in connection with work, mining and transportation and processing all rock and rock products thereon and there from, and that he will further comply with all laws, rules and regulations of governmental authority relating to or applicable to operations conducted on the demised property. Optionee shall carry a liability policy of at least one million ($1,000,000) US dollars to cover all phases of operations on the premises.

7.3 TAXES: Optionee shall, during the continuance in effect of this Option Agreement, pay all local, state and federal taxes and county assessments on improvements and equipment which may be levied, assessed or charged against or for the benefit of the mining operation and premises which are the subject hereof, and for material extracted or removed from the premises. Optionor shall pay their taxes on income from Property.

7.4 CROSS MINING: Optionee is granted the right to mine and remove Products from the Property through or by all means of shafts, openings or pits which may be in or upon adjoining lands owned or controlled by Optionee. Optionee may use the Property and any shafts, openings or pits on the Property for the mining, removal, treatment and transportation of ores or Products from adjoining lands, or for any purpose connected with such activities. Optionee shall have the right to treat or process, in any manner, any Products mined or produced from the Property and from such lands. Such treatment may be conducted wholly or in part at facilities established or maintained on the Property or on other lands. The tailings or residue from such treatment shall be deemed waste and may be deposited on the property on the Property or on other lands and Optionee shall have no obligation to remove such waste from the Property nor return to the Property waste resulting from the processing of Products from the Property.

8.0 WORK REQUIREMENT: Optionee will perform at least $25,000 worth of work on the "Property" during the first year and at least $50,000 worth of work on the property each year thereafter for so long as the Option is in effect. The dollar value of production Royalty paid can be counted as "work”. All monies expended may be credited towards future years.

9.0 DEFAULT BY OPTIONEE AND SUBSEQUENT /TERMINATION BY OPTIONOR: In the event of any default or failure by Optionee to comply with any of the covenants, terms or conditions of this Agreement, Optioric>r shall give written notice by certified mail of said default, specifying details of same. If such default by Optionee is not remedied within Thirty (30) days after receipt of the notice, then this Agreement shall be deemed cancelled and terminated effective on the Thirty First (31st) day after receipt of the notice. In the case of Optionee failure to pay the minimum advanced royalty or production royalty payments due hereunder, Optionor shall be entitled to give Optionee written notice by certified mail of default, and if such default is not remedied within Twenty (20) days after receipt of the notice, then the Agreement shall be deemed cancelled and terminated effective on the Twenty First (21 st) day after Optionee receipt of said notice. If Optionee refuses to accept certified mail then automatic termination takes effect based on date of refusal to accept notice rather then on date of actual receipt of notice.

9.1 TERMINATION BY OPTIONEE: Optionee may at any time terminate this Agreement by giving 30-day advance written notice of said termination to Optionor. On or promptly after delivery of the notice of termination, Optionee shall execute and deliver to Optionor a written release of the Agreement in proper form for recording. Optionee shall be required to pay all payments whatsoever owed to Optionor at the time of termination. On expiration or termination of this Agreement, Optionee shall surrender and return the Property in a state of compliance with applicable laws, regulations and ordinances of any government agency or authority having jurisdiction of the Property, and, if Optionee compliance is incomplete at such time, then Optionee shall diligently take the actions necessary to complete compliance. Optionee will leave claims in good standing in regards to paying annual BLM Rental Fees of $125 per claim. Optionee obligation to perform all reclamation and cleanup work as required by federal, state and local government regulation, law or statute as a result of its activities or operations on the Property shall survive termination of this Agreement.

10.0 REMOVAL OF EQUIPMENT: Optionee shall upon termination of this Agreement, at the request of the Optionor, but in any case not later than Six (6) months after termination of this Agreement remove from the Property all buildings, structures and equipment, and to restore or diligently act to restore the Property to an environmentally acceptable state as may be required by federal, state and local government authority. Any buildings, structures or equipment including personal property of the Optionee, remaining on the Property after the time described in this section shall deemed to be owned by Optionor with no further action on the part of the parties.

11.0 FORCE MAJEURE: The respective obligations of either party, except Optionee obligation to pay the minimum payments and maintain all insurance, shall be suspended during the time and to only the extent that such party is prevented from compliance, in whole or in part, by war, earthquake, fire, flood, strike and the act or restraint, present or future, of any lawful authority, statute, governmental regulation or ordinance, environmental restrictions or conditions, permit or license approval or act of God.

12.0 NOTICES: Any notices required or authorized to be given by this Agreement shall be in written form by registered or certified mail, addressed to the proper party at the following address or such address as shall have been designated to the other party in accordance with this section. Any notice required or authorized to be given by this Agreement shall be deemed to have been sufficiently given or served in written form if mailed as provided herein or personally delivered to the proper party. Such notice shall be effective on the date of receipt by the addressee party:

If to Optionor: CUMO Molybdenum Mining, Inc.
P.O. Box 408
Mina, Nevada 89422

If to Optionee: Mosquito Consolidated Gold Mines
Limited 301-455 Granville St.
Vancouver, B.C. Canada V6C ITI

13.0 BINDING EFFECT OF OBLIGATIONS: The terms of this Agreement will "Run With the Land" and shall be binding upon and inure to the benefit of the respective parties and their successors and assigns.

14.0 WHOLE AGREEMENT: The parties hereto agree that the whole Agreement between them is written in this Agreement and in any memorandum of agreement of even date, which is intended to be recorded. There are no terms or conditions, express or implied, than expressly stated in this Agreement. This Agreement may be amended or modified only by an instrument in writing, signed by the parties with the same formality as this Agreement.

15.0 GOVERNING LAW: This Agreement shall be construed and enforced In accordance with the laws of the State of Nevada and Province of British Columbia.

16.0 MUL TIPLE COUNTERPARTS: This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

17.0 SEVERABILITY: If any part, term or provision of this Agreement is held by a c6uriq)f competent jurisdiction to be illegal or in conflict with any law of the USA, or state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

18.0 ASSIGNMENT: Upon providing written notice to the other party in accordance with the terms of this Agreement, either party may assign its respective rights and obligations under this Agreement, provided that the assignee executes an assumption of all of the assignor's obligations hereunder and agrees to be bound by all terms and conditions of this Agreement. No such assignment shall in any way enlarge or diminish the right of obligations of Lessee or Optionor hereunder. Upon the assumption by the assignee of the assignors obligations, the assigning party shall be fully released from and shall not be liable or responsible to the non-assigning party in any way for any duties, costs, payments or other liabilities or obligations that thereafter arise or accrue directly or indirectly under this Agreement. A fully executed memorandum of assignment in a form that can be recorded shall be provided to the non-assigning party by the assigning party.

County of Washoe	)
State of Nevada	) ss
USA	)

On this 13TH day of October, 2004, personally appeared before me, a Notary Public, Brian A. McClay and acknowledged that he executed the above Option Agreement in his capacity as President of Mosquito Consolidated Gold Mines Limited, as indicated above, on behalf of said Corporation and that the Corporation executed same.

County of Washoe	)
State of Nevada	) ss.
USA	)

On this 13 day of October, 2004, Thomas L. Evans personally appeared before me, a Notary Public, and acknowledged that he executed the above Option Agreement in his capacity as President of CUMO Molybdenum Mining, Inc., as indicated above, on behalf of said Corporation and that the Corporation executed same.

EXHIBIT "A"

The Property, which is the subject of the aforementioned Option Agreement, includes those certain Un-patented Mining Claims situate in Sections 17 & 18, T8N; R6E in Boise County, Idaho which are owned by the Optionor, more particularly described as follows:

Name of Claim	BLM Serial #	County Instrument #
New CUMO # 1	IMC 182493	171292
New CUMO#2	IMC 182494	171293
New CUMO # 3	IMC 182495	171294
New CUMO#4	IMC 182496	171295
New CUMO # 5	IMC 182497	171296
New CUMO # 6	IMC 182498	171297
New CUMO# 7	IMC 182499	171298
New CUMO#8	IMC 182500	171299